UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1a

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On October 15, 2018, voxeljet AG (the “Company”) issued a press release announcing the approval of a capital increase where the Company will issue up to 1,116,000 new registered ordinary shares which will be offered in the form of American Depositary Shares (“ADSs”).  Each ADS represents one-fifth of an ordinary share, resulting in the offer of up to 4,860,000 ADSs with an underwriter over-allotment option for up to an additional 720,000 ADSs.

In addition, the Company also announced the preliminary estimate of the third-quarter 2018 expected revenue. A copy of the English translation of the press release is included herewith as Exhibit 99.1.

The amended Articles of Association of the Company as of May 30, 2018 reflecting the authorized capital increase approved by the ordinary shareholders meeting on May 30, 2018 is attached hereto as Exhibit 3.1.

Exhibits

3.1	Amended Articles of Association of voxeljet AG.
99.1	voxeljet AG Press Release (English translation).

The information contained in this Form 6-K in Exhibits 3.1 and 99.1 is incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by voxeljet AG  with the Securities and Exchange Commission.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

By:	/s/ Rudolf Franz
	Name:	Rudolf Franz
	Title:	Chief Financial Officer

Date: October 15, 2018

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